UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Immersion Corporation
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Name of Issuer)

Common Stock, $0.001 par value per share
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Title of Class of Securities)

452521107
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(CUSIP Number)

Copy to:
Jeffrey S. Tullman, Esq.
Kane Kessler, P.C.
1350 Avenue of the Americas, 26th Floor
New York, New York 10019
(212) 541-6222
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2011
‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾‾
(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,326,702 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,326,702 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,326,702 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON* IA, OO

1	NAME OF REPORTING PERSON DIALECTIC CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 270,042 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 270,042 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,042 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSON DIALECTIC OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 195,852 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 195,852 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 195,852 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 688,538 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 688,538 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 688,538 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSON DIALECTIC ANTITHESIS OFFSHORE, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 647,322 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 647,322 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 647,322 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON DIALECTIC OFFSHORE L2, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 524,948 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 524,948 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 524,948 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSON JOHN FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,326,702 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,326,702 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,326,702 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON* IN, HC

1	NAME OF REPORTING PERSON LUKE FICHTHORN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 2,326,702 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 2,326,702 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,326,702 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2%
14	TYPE OF REPORTING PERSON* IN, HC

Item 1.  Security and Issuer.

This Amendment No. 2 (the “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission on January 10, 2011 as further amended by Amendment No. 1 filed on March 11, 2011 (the “Schedule 13D”) by the Reporting Persons with respect to the shares of common stock, $0.001 stated value per share (the “Shares”) of Immersion Corporation (the “Issuer”), whose principal executive offices are located at 801 Fox Lane, San Jose, California 95131. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Scedule 13 is hereby amended and restated in its entirety as follows:

The Shares purchased by DCP, DOF, DAP, DAO and DL2 were purchased with working capital (no borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business) in open market purchases. The aggregate purchase cost of the 2,326,702 Shares beneficially owned in the aggregate by DCP, DOF, DAP, DAO and DL2 is approximately $13,709,577.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Scedule 13 is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 28,242,015 Shares outstanding as of February 25, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 14, 2011.

(a, b) Investment Manager

As of the date hereof, the Investment Manager may be deemed to be the beneficial owner of 2,326,702 Shares, constituting approximately 8.2% of the Shares outstanding.

The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,326,702 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,326,702 Shares.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to the Investment Manager, shall not be considered an admission that it, for the purpose of Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is the beneficial owner of any Shares in which it does not have a pecuniary interest. The Investment Manager disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

(a, b) DCP

As of the date hereof, DCP may be deemed to be the beneficial owner of 270,042 Shares, constituting approximately 1.0% of the Shares outstanding.

DCP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 270,042 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 270,042 Shares.

In addition, DCP, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein. The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to DCP, shall not be considered an admission that it, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which it does not have a pecuniary interest. DCP disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

(a, b) DOF

As of the date hereof, DOF may be deemed to be the beneficial owner of 195,852 Shares, constituting approximately 0.7% of the Shares outstanding.

DOF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 195,852 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 195,852 Shares.

In addition, DOF, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein. The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to DOF, shall not be considered an admission that it, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which it does not have a pecuniary interest. DOF disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

(a, b) DAP

As of the date hereof, DAP may be deemed to be the beneficial owner of 688,538 Shares, constituting approximately 2.4% of the Shares outstanding.

DAP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 688,538 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 688,538 Shares.

In addition, DAP, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein. The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to DAP, shall not be considered an admission that it, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which it does not have a pecuniary interest. DAP disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

(a, b) DAO

As of the date hereof, DAO may be deemed to be the beneficial owner of 647,322 Shares, constituting approximately 2.3% of the Shares outstanding.

DAO has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 647,322 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 647,322 Shares.

In addition, DAO, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein. The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to DAO, shall not be considered an admission that it, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which it does not have a pecuniary interest. DAO disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

(a, b) DL2

As of the date hereof, DL2 may be deemed to be the beneficial owner of 524,948 Shares, constituting approximately 1.9% of the Shares outstanding.

DL2 has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 524,948 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 524,948 Shares.

In addition, DL2, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Exchange Act may be deemed to be the beneficial owner of the Shares beneficially owned in the aggregate by the other members of the group reported herein. The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to DL2, shall not be considered an admission that it, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which it does not have a pecuniary interest. DL2 disclaims any beneficial ownership of the Shares covered by this Schedule 13D that it does not directly own.

(a, b) JF

As of the date hereof, JF may be deemed to be the beneficial owner of 2,326,702 Shares, constituting approximately 8.2% of the Shares outstanding.

JF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,326,702 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,326,702 Shares.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to JF, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which he does not have a pecuniary interest. JF disclaims any beneficial ownership of the Shares covered by this Schedule 13D that he does not directly own.

(a, b) LF

As of the date hereof, LF may be deemed to be the beneficial owner of 2,326,702 Shares, constituting approximately 8.2% of the Shares outstanding.

LF has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,326,702 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,326,702 Shares.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to LF, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any Shares in which he does not have a pecuniary interest. LF disclaims any beneficial ownership of the Shares covered by this Schedule 13D that he does not directly own.

(c)
The trading dates, number of Shares purchased or sold, and price per share for all transactions in the Shares by the Reporting Persons in the past 60 days are set forth in Schedule A. All such transactions were effected in open market transactions with brokers, except where indicated.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  March 18, 2011
DIALECTIC CAPITAL PARTNERS, LP

By:  Dialectic Capital, LLC, its general partner

By:  /s/ John Fichthorn
John Fichthorn, Managing Member

DIALECTIC CAPITAL MANAGEMENT, LLC

By:  /s/ John Fichthorn
John Fichthorn, Managing Member

DIALECTIC OFFSHORE, LTD.

By:  /s/ John Fichthorn
John Fichthorn, Director

DIALECTIC ANTITHESIS PARTNERS, LP

By:  Dialectic Capital, LLC, its general partner

By:  /s/ John Fichthorn
John Fichthorn, Managing Member

DIALECTIC ANTITHESIS OFFSHORE, LTD.

By:  /s/ John Fichthorn
John Fichthorn, Director

DIALECTIC OFFSHORE L2, LTD.

By:  /s/ John Fichthorn
John Fichthorn, Director

/s/ John Fichthorn
John Fichthorn, Individually

/s/ Luke Fichthorn
Luke Fichthorn, Individually

SCHEDULE A

Transactions in the Shares During the Past 60 Days

DIALECTIC CAPITAL PARTNERS, LP
Shares Purchased	Price Per Share ($)	Date of Purchase
79	6.00	2/1/11
8	6.09	2/2/11
49	6.57	2/11/11
1,970	6.69	2/15/11
1,501	6.87	2/16/11
98	7.14	2/17/11
556	7.09	2/18/11
384	6.84	3/1/11
286	6.83	3/1/11
13	6.79	3/2/11
166	6.84	3/2/11
41	6.88	3/2/11
47	6.77	3/2/11
91,169	6.60	3/15/11

DIALECTIC OFFSHORE, LTD.
Shares Purchased	Price Per Share ($)	Date of Purchase
821	6.00	02/01/11
87	6.09	02/02/11
34	6.57	02/11/11
1,389	6.69	02/15/11
1,058	6.87	02/16/11
69	7.14	02/17/11
392	7.09	02/18/11
6,457	6.84	03/01/11
4,504	6.83	03/01/11
788	6.77	03/02/11
2,783	6.84	03/02/11
698	6.88	03/02/11
225	6.79	03/02/11
66,733	6.60	3/15/11

DIALECTIC ANTITHESIS PARTNERS, LP
Shares Purchased	Price Per Share ($)	Date of Purchase
715	6.00	2/1/11
76	6.09	2/2/11
115	6.57	2/11/11
4,525	6.69	2/15/11
3,447	6.87	2/16/11
229	7.14	2/17/11
1,278	7.09	2/18/11
212,980	6.60	3/15/11

DIALECTIC ANTITHESIS OFFSHORE, LTD.
Shares Purchased	Price Per Share ($)	Date of Purchase
3,918	6.00	02/01/11
421	6.09	02/02/11
107	6.57	02/11/11
4,269	6.69	02/15/11
3,252	6.87	02/16/11
214	7.14	02/17/11
1,204	7.09	02/18/11
19,656	6.84	03/01/11
13,713	6.83	03/01/11
2,127	6.88	03/02/11
2,400	6.77	03/02/11
687	6.79	03/02/11
8,470	6.84	03/02/11
201,198	6.60	3/15/11

DIALECTIC OFFSHORE L2, LTD.
Shares Purchased	Price Per Share ($)	Date of Purchase
267	6.00	02/01/11
28	6.09	02/02/11
95	6.57	02/11/11
3,795	6.69	02/15/11
2,891	6.87	02/16/11
190	7.14	02/17/11
1,070	7.09	02/18/11
1,515	6.83	03/01/11
2,172	6.84	03/01/11
75	6.79	03/02/11
234	6.88	03/02/11
936	6.84	03/02/11
265	6.77	03/02/11
177,920	6.60	3/15/11

DIALECTIC CAPITAL MANAGEMENT, LLC
None.

JOHN FICHTHORN
None.

LUKE FICHTHORN
None.